ALTO

PIZZA KITCHEN + BAR

From the founders of

FLIPDADDY'S

BRILLIANT BURGERS & CRAFT BEER BAR



ALTO

PIZZA KITCHEN + BAR

Opening Spring 2018

- High-end casual Pizza & Cocktail bar

- Exclusive food partner to Braxton Brewery, NKY's largest microbrewery

- Cornerstone at Duveneck Square, in downtown Covington (144 unit mixed use development)

ALTO Pizza

from Stone Hearth Ovens

Hand-tossed dough and old-world recipe sauces. Made with the freshest ingredients sourced from local farmers & ranchers who raise animals free from antibiotics & hormones. Topped with a special blend of cheeses that are melted to perfection. Every pizza is then paired with a specialty cocktail made from one our mixologist.

The Pizza Industry

Pizza is the fastest growing segment of the restaurant industry with a growth rate that's doubled any other dining segment at 11.4% (Pizza Magazine's 2017 Annual Industry Report). Blaze Pizza, for instance, is an emerging brand with 205% YOY sales in 2015. Two other fast-casual brands: MOD Pizza climbed 182% and Pieology posted a 67% gain.






7TH STREET
WASHINGTON
ALTO
Braxton
C
A
A1
B
FUTURE PHASES
PHASE 1
8TH STREET
GROUND FLOOR PLAN
JOHNSENHAUSERARCHITECTS

In the Heart of downtown:

Covington, KY

- 29 West 7th Street (1 mile S of downtown Cincinnati)
- Duveneck Square - Anchor of planned 144 unit mixed use urban redevelopment project
- 3,000 s.f. restaurant
- Population of 204K within 5 mile radius
- Braxton Brewing Company - Food partner to NKY's largest microbrewery

Next to
Braxton Brewery

- ALTO will be exclusive food partner

- Ordering kiosk directly inside

- Consistent foot traffic

Braxton Brewery is one of Greater Cincinnati's largest regional breweries. Braxton operates an 11,000 s.f. brewery & taproom that's expanding with a roof-top bar. They distribute all over OH, KY, & TN, and produce over 15,000 bbls/year, elevating them from Microbrewery to REGIONAL brewery status.

Since opening in Spring 2015, Braxton's presence has been recognized as a key to Covington's renaissance and revitalization bringing significant traffic from the surrounding region.

Braxton has been looking for a restaurant partner who'll put the same amount of quality into their food as much as Braxton does into its craft beer.

They already have partnerships with Northern Kentucky University and Graeter's Ice Cream to make specialty craft beers.







ALTO Menu

ARTISANAL PIZZA   10" $13   12" $16   15" $18

Our dough is handcrafted using locally milled flour, filtered water, sea salt and fresh yeast ensuring a crisp golden crust, chewy center, and unique flavor. Our sauces are housemade using the finest and freshest ingredients.




FRESH TOMATO RED SAUCE PIZZAS

CLASSIC MARGHERITA
fresh mozzarella, olive oil, sea salt, basil

CHEESE PIZZA
fresh mozzarella, parmesan, provolone, oregano, basil, sea salt, olive oil

SMOKED SAUSAGE
fresh mozzarella, parmesan, basil

PEPPERONI
fresh mozzarella, parmesan, basil

GREEK
olive oil, bacon, kalamata olives, roasted garlic, spinach, onion, feta

PROSCIUTTO
fresh mozzarella, prosciutto di parma, capers, crimini mushrooms, oregano, truffle oil

VEGGIE
fresh mozzarella, crimini mushrooms, red onion, black olives, cherry tomatoes, truffle oil

MEATBALL
fresh mozzarella, parmesan, basil

PARMESAN CREAM SAUCE WHITE PIZZAS

MUSHROOM
crimini mushroom, gruyère, balsamic onion, truffle oil, rosemary, parsley

PROSCIUTTO & EGG
four cheeses, sunny-side up egg, chili flakes

BACON
aged fontina, thyme, chili flakes, parmesan, arugula, black pepper

SAUSAGE & FRIENDS
fresh mozzarella, sausage, roasted red pepper, red onions, oregano

ARTICHOKE & OLIVE
fresh mozzarella, prosciutto di parma, artichokes, criminis, kalamata

CHICKEN & PESTO
pesto, fresh mozzarella, goat cheese, chicken, red onions, sundried tomato

SHRIMP
fresh mozzarella, parmesan, gulf shrimp, garlic, Italian parsley, parmesan, and oregano



SALADS

HOUSE $5
field Greens, capers, cherry tomatoes, pine nuts, goat cheese, balsamic vinaigrette

CHIPOTLE RANCH $6
Romaine Lettuce, Bacon, Tomatoes, Parmesan, Red Onions, Chipotle Ranch Dressing

GREEK $6
Field Greens, Kalamata Olives, Sun-Dried Tomatoes, Whole Roasted Garlic, Red Onions, Cucumbers, Feta, Balsamic Vinaigrette

CAESAR $5
Romaine Lettuce, Croutons, Parmesan, Caesar Dressing

SPINACH $6
Pickled strawberries, bacon, crimini mushrooms, poppy seed dressing

Seasonal - we offer a rotating selection of innovative seasonal pizzas and salads.

BOWLS $8

FREE RANGE CHICKEN - smoked and shredded, pickled red onion, oregano, parmesan cream sauce, pasta

MEATBALL — fresh mozzarella, parmesan, red sauce, basil, oregano, pasta

BACON - fresh mozzarella, basil, parmesan cream sauce, pasta



ALTO Mixology

The freshest cocktails paired for each specialty pizza

Pro-Forma

	Year 1	Year 2	Year 3	Year 4	Year 5	% of Revenue
Revenues	$2,525,000	$2,626,000	$2,731,040	$2,840,282	$2,953,893	100%
Cost of Goods Sold	$606,000	$709,020	$737,381	$766,876	$797,551	27%
Gross Profit	$1,919,000	$1,916,980	$1,993,659	$2,073,406	$2,156,342	73%
Total Operating Expenses	$910,635	$945,370	$981,505	$1,019,085	$1,058,169	36%
Operating Income	$1,008,365	$971,610	$1,012,154	$1,054,321	$1,098,173	37%
Total Non-Operating Expenses	$246,000	$285,760	$245,727	$245,908	$249,551	8%
Net Profit	$762,365	$685,850	$766,427	$808,413	$848,622	29%

Opening Spring 2018

Concept



We're building a 3,000 square feet store with a rustic industrial décor of steel, iron, wood, and touch of local Kentucky flavor. We'll share an entrance with Braxton Brewery.

Preparation



We've signed the lease, and build-out has already begun. We picked this location because we're steps away from the new apartments above, boutique hotels, and Covington's shopping district.

Launch



We'll launch April/May just in time for the warm weather & outdoor patrons at Braxton. We'll serve local tech companies, hotels, & businesses nearby.

The Founders of FLIPDADDY'S BURGERS & BEERS

The ALTO team



Bob Dames

CEO - 18 years in the restaurant and food services industry. Founded Flipdaddy's a 6 stare restaurant chain. Extensie background in sales and sales management.



Tom Kearney

Partner - 35 years in financial services. Extensive experience in the formation and growth of start-up operations. including raising capital to support these ventures.



Ed Biery

COO - 30 years in the restaurant industry. Operated multi-unit chains. Developed several successful restaurant concepts. Developed cost control and training systems.



ALTO

PIZZA KITCHEN + BAR

From the founders of

FLIPDADDY'S

BRILLIANT BURGERS & CRAFT BEER BAR